UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number: 001-41889

CADELER A/S

(Translation of registrant's name into English)

Kalvebod Brygge 43

DK-1560 Copenhagen V, Denmark

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Press Release

Cadeler places order to build its third state-of-the-art A-class vessel

Copenhagen, 22 May 2024 - Today Cadeler A/S confirms that it has placed an order to build its third state-of-the-art A-class wind farm installation vessel. This will be the eleventh vessel in Cadeler’s fleet. With the continuing expansion of the industry’s largest fleet of jack-up offshore wind installation vessels, Cadeler is ready to meet growing market demand.

The global demand for increasingly technologically advanced offshore wind farm installation vessels is driven by the expansion of the offshore wind industry generally as well as the growth in size and capacity of offshore wind turbines. Responding to that demand, Cadeler has now entered into a binding contract for the manufacture and delivery of its third A-class vessel – Wind Apex. The hybrid design of Cadeler’s A-class vessels offers Cadeler’s clients unique flexibility, as each A-class vessel can convert from being a foundation installation unit to a wind turbine generator installation vessel within a short period of time.

Cadeler already has two P-class, two M-class and two A-class vessels under construction. This third A-class vessel set to be delivered in H1 2027, will be built by COSCO Heavy Industries in Qidong, China, to design standards that will permit it to sail under the Danish flag.

Mikkel Gleerup, CEO of Cadeler, said: “Cadeler owns the largest jack-up fleet in the industry and is well positioned to provide our partners with access to an even wider and more flexible fleet of next-generation offshore wind farm installation vessels. The decision to build a third A-class vessel is based on the strong market demand for assets specialising in installing foundations. We have already signed firm contracts and entered a long-term agreement with Orsted for our first A-class vessel from 2027 to 2030 and we are in advanced contract negotiations to secure capacity from our second A-class. These commitments are only possible because our partners believe in our capabilities to meet their demands for increased flexibility and state-of-the-art vessels that are fit to meet the requirements of a fast-growing and dynamic market.”

Cadeler has been able to achieve a very competitive price for this third A-Class vessel due to the strong collaboration that Cadeler has built with COSCO Heavy Industries, synergies from building several similarly designed jack-ups, and the fact that Cadeler negotiated an LoI for this vessel in 2022. The contract price for the delivery of this third A-class is approximately USD 400 million.

The A-class

The third A-class vessel will be built on similar specifications to the first two A-class vessel, with a deck space of 5,600m2, a payload of more than 17,000 tons and a main crane capacity to be disclosed at a later date. Both the P- and A-class vessels are unrivalled within the industry. The A-class vessels will be able to transport and install seven complete 15MW turbine sets per load or six sets of 2XL monopile foundations, cutting down the number of transits needed for each project. In line with the P-class vessels, the A-class will cater for some of the largest dimensions of wind turbine components in the offshore wind industry.

The P- and A-class vessels are built in close cooperation with Cadeler’s strategic partners, which include GustoMSC NOV, Kongsberg, Huismann and MAN Energy.

About Cadeler:

Cadeler is a key supplier of offshore wind installation, operations, and maintenance services. Cadeler is a pure play company, solely operating in the offshore wind industry with an uncompromising focus on safety and the environment. Cadeler’s experience as provider of high-quality offshore wind support services, combined with innovative vessel designs, positions the company to deliver exceptional services to the industry. Cadeler is committed to enabling the global energy transition towards a future built on renewable energy. Cadeler is listed on the Oslo Stock Exchange (ticker: CADLR) and the New York Stock Exchange (ticker: CDLR). For more information, please visit www.cadeler.com

For further information, please contact:

Mikkel Gleerup

CEO, Cadeler

+45 3246 3102

mikkel.gleerup@cadeler.com

Alexander Simmonds

EVP & CLO, Cadeler

+44 7376 174172

alexander.simmonds@cadeler.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 22, 2024	CADELER A/S
(Registrant)

	By:	/s/ Mikkel Gleerup
	Name:	Mikkel Gleerup
	Title:	Chief Executive Officer

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